UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of a Foreign Private Issuer

Pursuant to Section 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2018

Commission File 001-37459

YULONG ECO-MATERIALS LIMITED

387 Park Avenue South, 5/fl,

New York City, 10016

646-952-8836

(Former Name or Former Address

if Changed Since Last Report)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

ITEM 4.01: Changes in Registrant’s Certifying Accountant

1.	Effective November 13 2018, the Board of Directors Yulong Eco-Materials Limited (the “Company”) notified KSP Group, the Company’s auditor, that it was terminating its engagement of KSP Group as the Company auditor

a. The Company engaged KSP Group on February 24, 2017 as its independent registered public accounting firm. During the period February 24, 2017 to November 13, 2018, there were no disagreements with KSP Group on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to KSP Group’s satisfaction, would have caused the auditor to make reference to the subject matter of the disagreement in connection with his report.

b. During the period from February 24, 2017 to November 13, 2018 there have been no reportable events (as defined in Regulation S-K Item 304(a)(1)(v)).

c. During the period from February 24, 2017 to November 13, 2018, KSP Group did not advise the Company that the internal controls necessary for the Company to develop reliable financial statements did not exist.

d. During the period from February 24, 2017 to November 13, 2018 KSP Group did not advise the Company that any information had come to their attention which had led them to no longer be able to rely on management’s representation, or that had made KSP Group unwilling to be associated with the financial statements prepared by management.

e. The reports by KSP Group on the Company’s financial statements that were issued during the period from to November 13, 2018 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, except that KSP Group reports on the Company’s financial statements issued during the period from February 24, 2017 to November 13, 2018 contained an explanatory paragraph, which noted that there was substantial doubt about the Company’s ability to continue as a going concern.

f. During the period from February 24, 2017 to November 13, 2018, KSP Group did not advise the Company that the scope of any audit needed to be expanded significantly or that more investigation was necessary.

g. During the period from February 24, 2017 to November 13, 2018, KSP Group did not advise the Company that there was any information which the accountant concluded would materially impact the fairness and reliability of either (i) a previously issued audit report or the underlying financial statements, or (ii) the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that, unless resolved to the accountant’s satisfaction, would prevent it from rendering an unqualified audit report on those financial statements.

h. The Company provided KSP Group with a copy of this disclosure set forth under this Item 4.01 and requested KSP Group to furnish a letter addressed to the Securities & Exchange Commission stating whether or not it agrees with the above statements. We have not yet received this letter. Immediately upon receipt we will file an amendment to this Form 6-K and include the letter as an exhibit

2.	New Independent Accountants

Yulong Eco-Materials Limited is currently in discussion with a prospective new independent accounting firm. As soon as the engagement process is complete, we will file an amended Form 6-K disclosing all the required information.

ITEM 9.01: EXHIBITS.

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YULONG ECO-MATERIALS LIMITED

Date: November 19, 2018	By:	/s/ Hoi Ming Chan
Hoi Ming Chan
Chief Executive Officer

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